UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – AMTD IDEA Earmarks 70% of the Share Repurchase Program’s Total Approved Amount in October and November, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group
By	:	/s/ Feridun Hamdullahpur
Name	:	Dr. Feridun Hamdullahpur
Title	:	Director

Date: October 25, 2023